Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements: (Form S-3 Nos. 333-223575 and 333-223576) of Strongbridge Biopharma plc, (Form S-8 No. 333-225319) pertaining to the 2017 Inducement Plan of Strongbridge Biopharma plc, (Form S-8 Nos. 333-222818 and 333-230931) pertaining to the 2015 Equity Compensation Plan, Non-Employee Director Equity Compensation Plan and 2017 Inducement Plan of Strongbridge Biopharma plc;  and (Form S-8 No. 333-215532) pertaining to the 2015 Equity Compensation Plan, Non-Employee Director Equity Compensation Plan and Individual Stock Option Agreements of Strongbridge Biopharma plc; of our report dated February 28, 2020, with respect to the consolidated financial statements of Strongbridge Biopharma plc included in this Annual Report (Form 10-K) for the year ended December 31, 2019.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 28, 2020